02045075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on June 19, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the injection of capital in China Postal Airlines Limited. A copy of each of the announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INJECTION OF CAPITAL IN CHINA POSTAL AIRLINES LIMITED

The Board hereby announces that the Company has on June 18, 2002 entered into the Interest Transfer and Capital Injection Agreement with China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation, pursuant to which the Company has conditionally agreed to inject RMB150 million (equivalent to approximately HK$142 million) in cash to the registered capital of China Postal.

Upon completion of the Interest Transfer and Capital Injection Agreement, the Company will be interested in 49% of the entire equity capital of China Postal and China State Post Bureau will be interested in 51% of the entire equity capital of China Postal. The entry into of the Interest Transfer and Capital Injection Agreement by the Company constitutes a transaction discloseable under paragraph 2 of the Listing Agreement.

Trading in shares of the Company was suspended at the request of the Company from 9:32 a.m. on June 17, 2002 and will be resumed from 9:30 a.m. on June 19, 2002.

The Board hereby announces that the Company has on June 18, 2002 entered into the Interest Transfer and Capital Injection Agreement with China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation, pursuant to which the Company has conditionally agreed to inject RMB150 million (equivalent to approximately HK$142 million) in cash to the registered capital of China Postal. The entry into of the Interest Transfer and Capital Injection Agreement by the Company constitutes a transaction discloseable under paragraph 2 of the Listing Agreement.

Interest Transfer and Capital Injection Agreement

Date

June 18, 2002

Parties

China State Post Bureau, the Company, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation.

Each of China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation and their respective shareholders, directors and employees are independent of the Company and its subsidiaries, and their promoter, supervisor, directors, chief executive, substantial shareholders and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

China Postal

China Postal is currently owned by China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation and their respective shareholding interests are 79.01%, 18.33%, 1.43% and 1.23%. China Postal is principally engaged in the businesses of domestic, approved international and regional air postal services, air cargo transport, courier services and other related services.

The net asset value of China Postal as at December 31, 2001 was approximately RMB212 million (equivalent to approximately HK$200 million) and the loss of China Postal for the financial years ended December 31, 2000 and December 31, 2001 was approximately RMB32 million (equivalent to approximately HK$30 million) and approximately RMB21million (equivalent to approximately HK$20 million) respectively.

Capital Injection

Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation agreed to transfer all their respective shareholding interests in China Postal to China State Post Bureau pursuant to the terms of the Interest Transfer and Capital Injection Agreement. Pursuant to the terms of the Interest Transfer and Capital Injection Agreement, it was agreed that the Company will inject RMB150 million (equivalent to approximately HK$142 million) in cash to China Postal. The capital injection of RMB150 million is payable within 30 days after the Interest Transfer and Capital Injection Agreement becomes effective. The amount of capital injection was determined after arm's length negotiation between the parties to the Interest Transfer and Capital Injection Agreement, after taking into account, among other things, the net asset value of China Postal. The cash capital payable by the Company under the Interest Transfer and Capital Injection Agreement will be financed by the Company's internal resources. Upon completion of the transactions contemplated under the Interest Transfer and Capital Injection Agreement, the Company and China State Post Bureau will own 49% and 51% interests respectively in the entire equity capital of China Postal. Upon completion of the transactions contemplated under the Interest Transfer and Capital Injection Agreement, China Postal will be treated as an associated company of the Company.

The term of joint venture between the Company and China State Post Bureau is 15 years from the date of all necessary approvals in relation to the joint venture being granted by the relevant government authorities in the PRC. The profits of China Postal will be distributed among its shareholders in accordance with their respective equity interests therein, that is, 51% for China State Post Bureau and 49% for the Company. The board of China Postal shall consist of 7 directors, four of them will be nominated by China State Post Bureau and 3 of them will be nominated by the Company.

Conditions

The Interest Transfer and Capital Injection Agreement shall become effective upon, inter alia, the following conditions being fulfilled or waived:-

(a) the due execution of the Interest Transfer and Capital Injection Agreement by the respective parties thereto;

(b) the due execution of the amended joint venture contract and amended articles of association of China Postal by the respective parties thereto, amended as a result of the interest transfer, capital injection and related matters thereto contemplated under the Interest Transfer and Capital Injection Agreement;

(c) all necessary approvals in relation to the joint operation of China Postal by the Company and China State Post Bureau being granted by the relevant government authorities in the PRC; and

(d) the approval of the Interest Transfer and Capital Injection Agreement by way of shareholders resolutions of China Postal.

Reasons for the Capital Injection

The Company provides commercial airline services throughout the PRC, Southeast Asia and other parts of the world. Given the business nature of China Postal and China State Post Bureau's agreement to give China Postal and the Company priority to provide air postal services around the PRC, the Board believes that the acquisition of a strategic equity interest in China Postal is beneficial to the Company since it will allow the Company to strengthen its domestic and international logistics and freight businesses.

Miscellaneous

Save as disclosed herein, the Board confirms that it is not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of price sensitive nature. Trading of shares in the Company was suspended at the request of the Company from 9:32 a.m. on June 17, 2002 and will be resumed from 9:30 a.m. on June 19, 2002.

Definitions

"Board"	the board of directors of the Company;
"China Postal"	China Postal Airlines, Ltd., a limited liability company established in the PRC. The rights and obligations of the current shareholders are governed by a joint venture contract between China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation;
"Company"	China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the PRC and listed on the Stock Exchange;
"Directors"	The directors of the Company;
"Interest Transfer and Capital Injection Agreement"	the agreement in relation to the transfer of interest in China Postal and injection of capital by the Company into China Postal entered into by the Company, China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation;
"PRC"	People's Republic of China;
"RMB"	Renminbi, the lawful currency of PRC.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
June 18, 2002

Translation of Renminbi into Hong Kong dollars is based on the exchange rate of HK$1.00 = RMB 1.0587.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(在中華人民共和國註冊成立之股份有限公司)

於中國郵政航空有限責任公司注資

董事會謹此公佈，本公司於二零零二年六月十八日與國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司訂立股權轉讓及增資擴股協議，據此，本公司已有條件同意於中國郵政的註冊資本中注入現金人民幣150,000,000元(相等於約142,000,000港元)。

於股權轉讓及增資擴股協議完成後，本公司將擁有中國郵政全部股本中的49%權益，而國家郵政局將擁有中國郵政全部股本中的51%權益。根據上市協議第2段，本公司訂立股權轉讓及增資擴股協議構成一項須予披露交易。

應本公司要求，本公司股份由二零零二年六月十七日上午九時三十二分起暫停買賣，並將由二零零二年六月十九日上午九時三十分起恢復買賣。

董事會謹此公佈，本公司於二零零二年六月十八日與國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司訂立股權轉讓及增資擴股協議，據此，本公司已有條件同意於中國郵政的註冊資本中注入現金人民幣150,000,000元(相等於約142,000,000港元)。根據上市協議第2段，本公司訂立股權轉讓及增資擴股協議構成一項須予披露交易。

股權轉讓及增資擴股協議

日期

二零零二年六月十八日

訂約方

國家郵政局、本公司、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司

國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司，以及其各自的股東、董事及僱員均獨立於本公司及其附屬公司、其發起人、監事、董事、行政總裁、主要股東及其各自的聯繫人(定義見聯交所證券上市規則)。

中國郵政

中國郵政現時由國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司擁有，其各自的股權分別為79.01%、18.33%、1.43%及1.23%。中國郵政主要從事國內和經批准國際及地區航空郵遞服務、空運貨物、速遞服務及其他相關服務的業務。

於二零零一年十二月三十一日，中國郵政的資產淨值約為人民幣212,000,000元(相等於約200,000,000港元)，而截至二零零零年十二月三十一日及二零零一年十二月三十一日止財政年度，中國郵政的虧損分別約為人民幣32,000,000元(相等於約30,000,000港元)及約人民幣21,000,000元(相等於約20,000,000港元)。

注資

上海市郵政局、內蒙古自治區郵政局及中國集郵總公司同意根據股權轉讓及增資擴股協議的條款，轉讓其各自於中國郵政的全部股權予國家郵政局。根據權益轉讓及注資協議的條款，本公司同意向中國郵政注入現金人民幣150,000,000元（相等於約142,000,000港元）。注資額人民幣150,000,000元須於股權轉讓及增資擴股協議生效後30日內支付。注資金額乃經股權轉讓及增資擴股協議訂約各方按公平原則磋商，並計及（其中包括）中國郵政的資產淨值後釐定。本公司根據股權轉讓及增資擴股協議應付的現金將以本公司的內部資源支付。於股權轉讓及增資擴股協議預計進行的交易完成後，本公司及國家郵政局將分別擁有中國郵政全部股權的49%及51%權益。於根據股權轉讓及增資擴股協議預計進行的交易完成後，中國郵政將被視為本公司的聯營公司。

本公司與國家郵政局成立的合營的期限，為由中國有關政府機關授出合營的所有必需批准之日起計15年。中國郵政的溢利由其股東按其各自於中國郵政的股權比例攤分，即國家郵政局51%及本公司49%。中國郵政共有七名董事，其中四名由國家郵政局提名，而餘下三名則由本公司提名。

條件

股權轉讓及增資擴股協議須待（其中包括）下列條件達成或獲豁免後，方告生效：

(a) 有關各方正式簽訂股權轉讓及增資擴股協議；

(b) 因根據股權轉讓及增資擴股協議預計進行的權益轉讓、注資及相關事宜而作出的修訂，有關各方正式簽訂經修訂合資合同及中國郵政的經修訂公司章程；

(c) 中國有關政府機關就本公司與國家郵政局聯合經營中國郵政授出所有必需批准；及

(d) 中國郵政股東通過決議案批准股權轉讓及增資擴股協議。

進行注資的原因

本公司提供來往中國、東南亞及世界各地之間的航機服務。鑒於中國郵政的業務性質及國家郵政局的協議讓中國郵政及本公司可優先為中國各地提供空郵服務，故董事會相信，由於收購中國郵政的策略性股權將有助本公司加強本地及國際物流和貨運業務，故此項收購將對本公司有利。

其他事項

除本公佈所披露者外，董事會確認，其不知悉有任何足以或可能影響股價的事宜為須根據上市協議第2段的一般責任作出披露。應本公司要求，本公司股份由二零零二年六月十七日上午九時三十二分起暫停買賣，並將由二零零二年六月十九日上午九時三十分起恢復買賣。

釋義

「董事會」	指	本公司董事會；
「中國郵政」	指	中國郵政航空有限責任公司，於中國成立的有限公司。現有股東的權利及責任受國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司訂立的合資合同所規管；
「本公司」	指	中國南方航空股份有限公司，於中國註冊成立的股份有限公司，並於聯交所上市；
「董事」	指	本公司董事；
「股權轉讓及增資擴股協議」	指	本公司、國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司就轉讓中國郵政的權益及本公司於中國郵政注資訂立的協議；
「中國」	指	中華人民共和國；
「人民幣」	指	中國法定貨幣人民幣。

承董事會命
公司秘書
蘇亮

中華人民共和國廣州
二零零二年六月十八日

人民幣兑港元的滙率為1.00港元兑人民幣1.0587元。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By [signature] Su Liang

Name: Su Liang
Title: Company Secretary

Date: June 21, 2002